                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      National Transaction Network, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.15 par value per share
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  638221 40 8
                              ------------------
                                (CUSIP Number)

                               L. Barry Thomson
                               1003 Mansell Road
                            Roswell, Georgia  30076
                                 (770) 594-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 25, 1998
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D
===============================================================================

-----------------------                                  ---------------------
  CUSIP NO.638221                                        Page 2 OF 11 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
         IVI Checkmate Corp.

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         58-2375201

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4     OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,726,440
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,726,440

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       2,726,440
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.0%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    CO

------------------------------------------------------------------------------
* Based on 3,325,468 shares of Common Stock outstanding as of June 25, 1998.

                               Page 2 of 11 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.638221 40 8                                    Page 3 OF 11 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      IVI Checkmate Ltd. (formerly International Verifact Inc.)

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      None

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    2,726,440

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   2,726,440

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,726,440


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    82.0%*

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
* Based on 3,325,468 shares of Common Stock outstanding as of June 25, 1998.

                               Page 3 of 11 Pages

Item 1.  Security and Issuer

   Item 1 of the statement on Schedule 13D filed by IVI regarding the event on September 13, 1996 stated the following:

   This Schedule 13D relates to the Common Stock, $0.15 par value ("Common Stock"), of National Transaction Network, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 9 Kane Industrial Drive, Hudson, Massachusetts 01749.

   Item 1 is deleted in its entirety and replaced with the following:

   This statement relates to the common stock ("Common Stock"), par value $.15 per share, of National Transaction Network, Inc. ("NTN"), a Delaware corporation. The principal executive offices of NTN are located at 117 Flanders Road, Westborough, Massachusetts 01581.

Item 2.  Identity and Background

   Item 2 of the statement on Schedule 13D filed by IVI regarding the event on September 13, 1996 stated the following:

   This Schedule 13D is filed by International Verifact Inc. (the "Reporting Person"), a corporation organized under the laws of Canada. The principal and registered office of the Reporting Person is located at 79 Torbarrie Road, Toronto, Ontario, M3L 1G5, Canada. The common shares of the Reporting Person are listed and posted for trading on The Toronto Stock Exchange and quoted on the Nasdaq National Marketing System.

   The Reporting Person is principally engaged in the business of the design, development, integration, marketing, operations and maintenance of electronic payment solutions for retailers, financial institutions, governments and other businesses. The Reporting Person's hardware and software products include point-of-sale debit/credit/EFT/EBT terminals, check readers, smart card readers, check encoders and secure PIN entry devices.

   Attached as Appendix A to Item 2 is information concerning the executive officers and directors of the Reporting Person as is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

   Neither the Reporting Person nor any of the persons referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

   Item 2 is deleted in its entirety and replaced with the following:

                               Page 4 of 11 Pages

   The persons filing this statement are IVI Checkmate Corp. (the "Company"), a Delaware corporation, and IVI Checkmate Ltd. ("IVI"), a Canadian corporation formerly known as International Verifact Inc. and a wholly-owned subsidiary of the Company. IVI Checkmate Inc. ("Checkmate"), a Georgia corporation formerly known as Checkmate Electronics, Inc., is also a wholly-owned subsidiary of the Company.

   In June 1998, IVI combined (the "Combination") with Checkmate to form the Company under the terms of the Combination Agreement dated January 16, 1998 between the Company, IVI, Checkmate and Future Merger Corporation, which is incorporated by reference in Exhibit D hereto. Pursuant to the terms of the Combination, IVI and Checkmate became wholly-owned subsidiaries of the Company.

   The Company provides electronic transaction solutions in North America and operates in the electronic payment business through its subsidiaries. IVI and Checkmate design, develop and market innovative payment and value-added solutions that optimize transaction management at the point-of-service in the retail, financial, hospitality, healthcare and transportation industries. Their software, hardware and professional services minimize transaction costs, reduce operational complexity and improve profitability for their customers in the U.S., Canada and Latin America.

   The principal executive offices of the Company and Checkmate are located at 1003 Mansell Road, Roswell, Georgia 30076. The principal executive office of IVI is located at 79 Torbarrie Road, Toronto, Ontario M3L 1G5, Canada.

   The name, business address, present principal occupation and citizenship of each executive officer and director of the Company and IVI are attached on Exhibit B and Exhibit C hereto, respectively.

   During the past five years, neither the Company, IVI nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

   Item 3 of the statement on Schedule 13D filed by IVI regarding the event on September 13, 1996 stated the following:

   Pursuant to a share purchase agreement (the "Agreement") dated September 13, 1996 between the Reporting Person, BCE Investments (Canada) Inc. ("BCEI") and Nelson Doubleday ("Doubleday"), a copy of which is attached to this Schedule 13D as Exhibit A, the Reporting Person agreed to purchase from BCEI and Doubleday an aggregate of 2,726,440 shares of Common Stock of the Company (the "Purchased Shares"), representing 84% of the outstanding shares of Common Stock of the Company (the "Acquisition"). The aggregate purchase price payable by the Reporting

                               Page 5 of 11 Pages

Person for the Purchased Shares was $1,254,162.40 (or $0.46 per
Purchased Share) which the Reporting Person satisfied in full by the issuance to BCEI and Doubleday of an aggregate of 230,850 common shares in the capital of the Reporting Person.

   The phrase "the Reporting Company" in Item 3 is hereby replaced with "IVI", the phrase "of the Company" is hereby deleted in its entirety, and the following is added after the last paragraph in Item 3:

   The Company obtained its interest in the 2,726,440 shares of Common Stock that are the subject of this statement (the "Shares") as part of the Combination.

Item 4.  Purpose of Transaction

   Item 4 of the statement on Schedule 13D filed by IVI regarding the event on September 13, 1996 stated the following:

   The Company designs, integrates and markets point-of-sale electronic payment systems and software for use in retail applications and is, therefore, engaged in businesses similar and complementary to the business of the Reporting Person as discussed in Item 2 of this Schedule 13D. The purpose of the Acquisition by the Reporting Person of 84% of the outstanding shares of Common Stock of the Company was to fulfil a strategic objective of the Reporting Person by providing to the Reporting Person access to the established software capabilities of the Company which will allow the Reporting Person to provide end-to-end in-store payment solutions to its current and future potential customers. In addition, the Acquisition assists the Reporting Person in achieving its strategic objective of obtaining a larger share of the U.S. market for electronic payment systems as the Company's customer base consists of multi-lane retail companies in the United States and distribution agreements with major store system providers in the United States.

   As a condition to the completion of the Acquisition, the former board of directors of the Company resigned effective as of September 13, 1996. The board of directors of the Company was, effective September 13, 1996, reduced in number to three persons consisting of nominees of the Reporting Person, namely, Messrs. George Whitton, L. Barry Thomson and Ken Kubler. Effective September 16, 1996, all of the former executive officers of the Company resigned, other than Mr. Milton Alpern, the Chief Financial Officer and Vice-President of Finance of the Company. Further changes to the Board of Directors and management of the Company may occur as the Reporting Person and the new directors and executive officers become familiar with the operations of the Company.

   Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Appendix A to Item 2 of this Schedule 13D has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of the assets of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, by-laws or

                               Page 6 of 11 Pages
instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (i) any action similar to those enumerated above.

   Item 4 is deleted in its entirety and replaced with the following:

   NTN designs, integrates and markets point-of-sale electronic payment systems and software for use in retail applications and is, therefore, engaged in businesses similar and complementary to the business of IVI as discussed in Item 2 of this Schedule 13D. The purpose of the Acquisition was to fulfill a strategic objective of IVI by providing IVI with access to the established software capabilities of NTN, which will allow IVI to provide end-to-end in-store payment solutions to its current and future potential customers. The Company's acquisition of the beneficial ownership of the Shares is a result of the Combination.

   Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Company, IVI nor any of the executive officers or directors of the Company or IVI has formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of NTN, or the disposition of securities of NTN; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving NTN;
(iii) a sale or transfer of a material amount of the assets of NTN; (iv) any material change in the present capitalization or dividend policy of NTN; (v) any other material change in NTN's business or corporate structure; (vi) changes in NTN's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of NTN by any person; (vii) causing a class of securities of NTN to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (viii) causing a class of equity securities of NTN to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

   Item 5 of the statement on Schedule 13D filed by IVI regarding the event on September 13, 1996 stated the following:

     (a) The aggregate number of shares of Common Stock of the Company that may be deemed to be beneficially owned by the Reporting Person as of the date hereof is 2,726,440 shares, or approximately 84% of the class of securities identified in Item 1 of this Schedule 13D based on information from the Company that there were 3,248,606 shares of Common Stock outstanding as of June 30, 1996 (which figure includes the 2,726,440 shares of Common Stock subject to the Agreement). None of the persons named in Appendix A to Item 2 of this Schedule 13D beneficially owns any shares of Common Stock of the Company.

     (b) The number of shares of Common Stock of the Company as to which the Reporting Person may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote

                               Page 7 of 11 Pages
or to direct the vote, (iii) sole power to dispose or direct the disposition, or
(iv) shared power to dispose or direct the disposition is set forth in the cover page of this Schedule 13D and such information is incorporated herein by reference.

     (c) Except as reported in Item 4 of this Schedule 13D, there have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Person and persons named in Appendix A to Item 2 of this Schedule 13D.

     (d)  Not applicable.

     (e)  Not applicable.

   Item 5 is deleted in its entirety and replaced with the following:

(a) IVI beneficially owns 2,726,440 shares of Common Stock, which represents 82.0% of the Common Stock (based on the representation by NTN that 3,325,468 shares of Common Stock were outstanding on June 25, 1998). The Company has beneficial ownership of such shares because IVI is a wholly-owned subsidiary of the Company. None of the persons named in Exhibit B or Exhibit C hereto beneficially own any shares of Common Stock.

(b) The Company and IVI share the power to vote, direct, dispose of and to direct the disposition of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

   Item 6 of the statement on Schedule 13D filed by IVI regarding the event on September 13, 1996 stated the following:

   With the exception of the Agreement referred to in Item 3 of this Schedule 13D, upon its effectiveness, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

   Item 7 of the statement on Schedule 13D filed by IVI regarding the event on September 13, 1996 stated the following:

   1.  Exhibit A  The Stock Purchase Agreement

   The following Exhibits are filed as part of this Amendment No. 1 to Schedule 13D:

                               Page 8 of 11 Pages

     Exhibit B  Name, business address, present principal occupation and citizenship of each executive officer and director of IVI Checkmate Corp.

     Exhibit C  Name, business address, present principal occupation and citizenship of each executive officer and director of IVI Checkmate Ltd.

     Exhibit D  The Combination Agreement dated January 16, 1998 between the
                Company, IVI, Checkmate, and Future Merger Corporation (incorporated by reference from Exhibit 10.1(a) to Checkmate's Annual Report on Form 10-K for the period ending December 31, 1997.)

                               Page 9 of 11 Pages

                                   Signature

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  May 25, 1999.                   IVI CHECKMATE CORP.

                                        /s/ L. Barry Thomson
                                        --------------------------------------
                                        L. Barry Thomson
                                        President and CEO


Dated:  May 25, 1999.                   IVI CHECKMATE LTD.

                                        /s/ L. Barry Thomson
                                        --------------------------------------
                                        L. Barry Thomson
                                        President and CEO

                              Page 10 of 11 Pages

                                 EXHIBIT INDEX


                                                           Sequential
Exhibit                                                    Page No.
-------                                                    --------

B       Name, business address, present principal             --
        occupation and citizenship of each executive officer and director of IVI Checkmate Corp.

C       Name, business address, present principal             --
        occupation and citizenship of each executive officer and director of IVI Checkmate Ltd.



                              Page 11 of 11 Pages